Exhibit 2.1

CLOSING CERTIFICATE

          This CLOSING CERTIFICATE is dated as of December 24, 2007 (this "Certificate"), by and among Jake’s Trucking International, Inc., a Nevada corporation ("JTI"), Jake’s Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of JTI ("Merger Sub"), and IndieMV Media Group, Inc., a British Columbia corporation ("IMV").  This Certificate is qualified in its entirety by reference to that certain AGREEMENT AND PLAN OF MERGER between the Parties, dated as of September 1, 2007 (the "Agreement").

          The Parties acknowledge that all of the material conditions to the Closing of the Merger transaction, as defined in the Agreement, have now been fulfilled except as specifically stated and waived and/or modified in this Certificate.

  Representations.  The Parties acknowledge that all of the representations and warranties contained in the Agreement are true and accurate as of the date hereof and that there have been no material changes to the business of any party between September 1, 2007 and the date hereof.  The parties acknowledge that JTI has not yet rescinded the full 50,000,000 shares called for by the Agreement nor has JTI changed its name.  Per this Agreement, IMV specifically waives these conditions as per this Agreement.  The Parties acknowledge that all closing conditions required by the Agreement have been met, except as explicitly waived in this Certificate.

  Issuance.  IMV acknowledges that JTI is now the owner of 90% of the shares of IMV on the IMV books and records and that JTI will be the owner of 100% of the shares of IMV as soon as administrative formalities have been completed.  IMV acknowledges that JTI is in the process of completing necessary rescissions and issuances and agrees to issue the required shares in JTI to IMV shareholders per the Agreement as soon as practicable hereafter.   The parties acknowledge that the transaction will be closed via the issuance of the IMV shares directly to JTI, rather than by means of a merger between JTI and Merger Sub, as originally contemplated by the Agreement.

  Rescission.  The parties acknowledge that Michael Quesnel will not rescind his remaining 48,400,000 shares in JTI, but instead will sell them to a designee of Indie on demand for $60,000.  Indie covenants to have these shares rescinded  as soon as practicable upon the completion of such a purchase.

  Purchase of Jake’s Trucking International B.C. Inc.   The parties acknowledge that Michael Quesnel is hereby the owner of 100% of the shares of Jake’s Trucking International B.C. Inc. in exchange for $60,000 USD which will be due and payable to JTI within 15 days of the date hereof.

  Agreement.  This Certificate incorporates the Agreement by reference.  In case of a conflict between this Certificate and the Agreement, this Certificate shall govern.

IN WITNESS WHEREOF, the parties hereto have caused this Closing Notice to be duly executed as of the day and year first above written.

JAKE’S TRUCKING INTERNATIONAL, INC.

By: /s/ Michael W. Quesnel
Name: Michael W. Quesnel
Title: CEO

JAKE’S ACQUISITION CORP.

By: /s/ Michael W. Quesnel
Name: Michael W. Quesnel
Title: CEO

INDIEMV MEDIA GROUP, INC.

By: /s/ Ricardo Khayatte, Jr.
Name: Ricardo Khayatte, Jr.
Title: CEO